NINE ENERGY SERVICE, INC.

2001 Kirby Drive, Suite 200

Houston, Texas 77019

(281) 730-5100

November 4, 2019

VIA EDGAR

Kevin Dougherty and Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nine Energy Service, Inc.
Registration Statement on Form S-3
File No. 333-233875

Ladies and Gentlemen:

This letter sets forth the response of Nine Energy Service, Inc. (the “Company” or “we”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated October 30, 2019, with respect to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comments in italicized text.

Staff’s comment: We note your response to comment 1. Please confirm that you will also include an amended risk factor in your next Form 10-K. Additionally, please tell us why your disclosure in the proposed amended risk factor implies that your exclusive forum provision could be construed to apply to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Company’s response: We respectfully acknowledge the Staff’s comment. As stated in our response letter to the Staff dated October 24, 2019 (the “Prior Response Letter”), we believe that the forum selection provisions in our charter and bylaws do not apply to actions arising under the Exchange Act and are not intended to apply to actions arising under the Securities Act. To avoid any implication that our exclusive forum provision could be construed to apply to actions arising under the Exchange Act or the Securities Act, we will revise the risk factor proposed to be included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (which will be filed, and incorporated by reference into the Registration Statement, prior to submitting a request to accelerate the effective date of the Registration Statement) as set forth below (text deleted from the risk factor set forth in the Prior Response Letter is struck-through). Also, we confirm the below risk factor will be included in our Annual Report on Form 10-K for the year ending December 31, 2019.

Our charter and bylaws designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Our charter and bylaws provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our charter or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. These exclusive forum provisions are not intended to apply to actions arising under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”). The Court of Chancery of the State of Delaware has recently held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under Delaware’s corporate law. ~~As a result, to the extent our exclusive forum provisions could be construed to apply to actions arising under the Exchange Act or the Securities Act, there is uncertainty as to whether a court would enforce the forum selection provisions with respect to such claims, and in any event, our investors would not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.~~

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum selection provisions of our charter and bylaws. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter or bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

* * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore
Name: Theodore R. Moore
Title: Senior Vice President and General Counsel

cc:	Ann G. Fox, President and Chief Executive Officer, Nine Energy Service, Inc.

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Lanchi D. Huynh, Kirkland & Ellis LLP

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